# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: VISTA CREDIT STRATEGIC LENDING CORP., CIK 0001919369
CUSIP: 92839L107
Title of class of securities: Common Stock, par value $0.01 per share ("Common Stock")
Address of issuer's principal executive offices: 50 Hudson Yards, Floor 77, New York, New York (NY), 10001
Date of event which requires filing of this statement: 01/23/2026
Filed by CIK 0001216495
Persons authorized to receive notices and communications: Monica J. Shilling, P.C., 2049 Century Park East, Suite 3700, Los Angeles, California (CA), 90067, (310) 552-4200; Nicole M. Runyan, P.C., 601 Lexington Avenue, New York, New York (NY), 10022, (212) 446-4800

## Reporting persons
- Vista VCSL Feeder Fund, L.P. (CIK 0002108347): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 5,601,139.53; shared voting power 0; sole dispositive power 5,601,139.53; shared dispositive power 0; aggregate amount beneficially owned 5,601,139.53 (11.41% of the class)
  Comment: Based on information provided by the Issuer, the percent of class was calculated based on 49,068,516.216 shares of Common Stock outstanding as of January 2, 2026.
- VEP Group, LLC (CIK 0001216495): type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 6,745,839.71; shared voting power 0; sole dispositive power 6,745,839.71; shared dispositive power 0; aggregate amount beneficially owned 6,745,839.71 (13.75% of the class)
  Comment: Based on information provided by the Issuer, the percent of class was calculated based on 49,068,516.216 shares of Common Stock outstanding as of January 2, 2026.
- Robert F. Smith (CIK 0001216497): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 6,745,839.71; shared voting power 0; sole dispositive power 6,745,839.71; shared dispositive power 0; aggregate amount beneficially owned 6,745,839.71 (13.75% of the class)
  Comment: Based on information provided by the Issuer, the percent of class was calculated based on 49,068,516.216 shares of Common Stock outstanding as of January 2, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share ("Common Stock")
Name of issuer: VISTA CREDIT STRATEGIC LENDING CORP.
Address of issuer's principal executive offices: 50 Hudson Yards, Floor 77, New York, New York (NY), 10001

## Item 2. Identity and Background
Name of person filing:
This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

(i) Vista VCSL Feeder Fund, L.P., a Delaware limited partnership ("Feeder"), by virtue of its direct ownership of Common Stock;
(ii) VEP Group, LLC, a Delaware limited liability company ("VEP Group") by virtue of its indirect ownership of Common Stock, described further below; and
(iii) Robert F. Smith, an individual and citizen of the United States, is the sole managing member of VEP Group.

VEP Group is the senior managing member of Vista Credit GP Holdco, LLC ("Holdco"). Holdco is the managing member of Vista VCSL Feeder Fund GP, LLC ("Feeder GP"). Feeder Fund GP is the general partner of Feeder. Holdco is also the general partner of Vista Credit BDC Management, L.P. (the "Adviser"), which directly owns 1,439.542 shares of Common Stock. VEP Group is also the general partner of VHG Capital, L.P. ("VHG"), which directly owns 204.32 shares of Common Stock. VEP Group is also the senior managing member of Vista Credit Partners, L.P. ("VCP"). VCP is the investment subadviser of Vista Credit Insurance Dedicated Fund ("IDF"). IDF is the sole member of Vista IDF Trading SPV, LLC ("SPV"), which directly owns 1,143,056.31 shares of Common Stock.

Each of Feeder, VEP Group and Robert F. Smith are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons." Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

Feeder, VEP Group, Holdco, Feeder GP, the Adviser, VHG, VCP, IDF and SPV are collectively referred to herein as the "Vista Entities."
Residence or business address: The address of the principal business and principal office of Feeder and VEP Group is c/o Vista Equity Partners, 4 Embarcadero Center, 20th Fl., San Francisco, CA 94111. The principal business and principal office of Mr. Smith is c/o Vista Equity Partners, 401 Congress Drive, Suite 3100, Austin, TX 78701.
Present principal occupation or employment: The principal business of Feeder and VEP Group is to make investments primarily in securities of companies in the software and technology-enabled business sectors, to dispose of such investments and to distribute the proceeds therefrom. The principal occupation of Mr. Smith is serving as the sole managing manager of VEP Group.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The response to Item 2(a) is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On June 16, 2023 the Adviser purchased 1,250 shares of Common Stock of the Issuer as a seed investment in the Issuer for an aggregate purchase price of $25,000, or $20.00 per shares of Common Stock. Amounts reported on this Schedule 13D include shares of Common Stock received pursuant to the Issuer's distribution reinvestment plan. The source of funds for these shares was working capital and distributions received with respect to shares of Common Stock owned by the Adviser and reinvested into shares of Common Stock pursuant to the Issuer's distribution reinvestment plan.

On September 8, 2023, VHG entered into a subscription agreement with the Issuer for an aggregate capital commitment of $50,000,000. As of the date hereof, VHG has purchased $33,384.936.49 of shares of Common Stock at various prices per share pursuant to capital calls made by the Issuer. Amounts reported on this Schedule 13D include shares of Common Stock received pursuant to the Issuer's distribution reinvestment plan. In addition, VHG has transferred 1,688,464.01 shares of Common Stock to certain employees of an affiliate of VEP Group and to certain investors who subscribed for and were issued shares of Common Stock between November 1, 2024 and December 31, 2025. The source of funds for these shares was working capital and distributions received with respect to shares of Common Stock owned by VHG and reinvested into shares of Common Stock pursuant to the Issuer's distribution reinvestment plan.

On December 31, 2025, Feeder subscribed for $105,374,078.00 shares of Common Stock. On January 23, 2026, the Issuer determined the purchase price per share and fixed the number of shares of Common Stock acquired in respect of such subscription. Amounts reported on this Schedule 13D include shares of Common Stock that Feeder has the right to acquire for no additional consideration in respect of its previously purchased shares of Common Stock. The source of funds for these shares was working capital.

On January 2, 2026 SPV subscribed for $22,579,500.00 shares of Common Stock. On January 23, 2026, the Issuer determined the purchase price per share and fixed the number of shares of Common Stock acquired in respect of such subscription. The source of funds for these shares was working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired and hold the Common Stock for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Vista Entities and/or the Issuer.

Except as set forth in the preceding paragraph and in Item 6 of this Schedule 13D, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following information is as of the date hereof and assumes there are 49,068,516.216 shares of Common Stock outstanding as of January 2, 2026, based on information furnished by the Issuer.

Feeder is the direct beneficial owner of 5,601,139.53 shares of Common Stock. The Common Stock held by Feeder represents 11.41% of the Common Stock outstanding as of the date of this Schedule 13D.

VEP Group is the indirect beneficial owner of 6,745,839.71 shares of Common Stock (inclusive of the shares of Common Stock directly held by Feeder). The Common Stock held by VEP Group represents 13.75% of the Common Stock outstanding as of the date of this Schedule 13D.

Robert F. Smith is the sole managing member of VEP Group. Consequently, Mr. Smith and VEP Group may be deemed the beneficial owners of the shares held directly by Feeder, the Adviser, VHG and SPV. Each of the Vista Entities and Mr. Smith expressly disclaim beneficial ownership of any shares not held directly and the filing of this Schedule 13D shall not be construed as an admission that any of the foregoing is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the shares of Common Stock as set forth in rows 7 through 13 of the cover pages of this Schedule 13D.
Transactions in the class effected during the past sixty days: Except as otherwise set forth in this Statement, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Inapplicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Beginning in November 2040, Feeder must submit a tender request in respect of the Common Stock then held by it if permitted by the governing documents of the Issuer and if certain ratio tests related to the financial health of an affiliate of the Feeder will be maintained or improved as a result of such tender.

Except as referenced herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Joint Filing Agreement among the Reporting Persons, dated as of January 30, 2026

## Signatures
- Vista VCSL Feeder Fund, L.P.: /s/ Robert F. Smith, Robert F. Smith, Managing Member of the Senior Managing Member of the Managing Member of the General Partner (01/30/2026)
- VEP Group, LLC: /s/ Robert F. Smith, Robert F. Smith, Managing Member (01/30/2026)
- Robert F. Smith: /s/ Robert F. Smith, Robert F. Smith (01/30/2026)